June 11, 2008

BY EDGAR TRANSMISSION AND

FEDERAL EXPRESS

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Mail Stop 7017

Washington, D.C. 20549

Attention: Ms. Peggy Kim, Esq.

Re:	Virage Logic Corporation
Schedule TO-I
Filed May 29, 2008
File No. 005-60203

Ladies and Gentlemen:

Virage Logic Corporation (“Virage Logic”) today filed by EDGAR Amendment No. 1 (the “Amended Schedule TO”) to its Tender Offer Statement on Schedule TO previously filed on May 29, 2008 (the “Schedule TO”), including Amendment No. 1 to the Offer to Exchange Certain Outstanding Options and Stock Settled Appreciation Rights for Restricted Stock Units, filed as Exhibit 99(a)(1)(A) thereto (the “Offer to Exchange”). Set forth below are Virage Logic’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”), contained in your letter dated June 9, 2008, with respect to the Schedule TO. Capitalized terms used in this letter but not otherwise defined have the meanings specified in the Amended Schedule TO and the Offer to Exchange. For your convenience, we have repeated below in bold the Staff’s comments.

Offer to Exchange

Conditions of the Offer, page 27

1.	Please note that a tender offer may be subject only to the conditions that are not within the direct or indirect control of the bidder and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied. Please revise the various references to “threatened” actions or injunctions since it is unclear how these actions could be objectively determined.

Response:

In response to the Staff’s comment, the disclosure on page 27 of the Offer to Exchange has been revised to eliminate various references to “threatened” actions or injunctions.

Ms. Peggy Kim, Esq.

June 11, 2008

2.	Explain to us the purpose of the language that any determination by Virage concerning the events described in the offer conditions “will be final and binding upon all parties.” Disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge Virage’s determinations.

Response:

In response to the Staff’s comment, Virage Logic has revised the disclosure on page 28 of the Offer to Exchange to clarify that Virage Logic’s determinations concerning the events described in Section 7 of the Offer to Exchange may be subject to challenge by eligible employees and that a final decision on the subject would be left to a non-appealable determination by a court of competent jurisdiction. Accordingly, the last sentence of the last paragraph of Section 7 of the Offer to Exchange has been deleted and replaced with the following sentences:

“Any determination that we make concerning the events described in this Section 7 may be challenged by an eligible employee only in a court of competent jurisdiction. A non-appealable determination by a court of competent jurisdiction will be final and binding upon all persons.”

Exhibit 99.1(a)(1)(B)

3.	We note that you held an Employee Communications meeting. Please file any written instruction, form or other material that was furnished to persons making an oral solicitation or recommendation by or on behalf of Virage, or advise us that no such material exists. Refer to Item 1016(g) of Regulation M-A.

Response:

In response to the Staff’s comment, no written instruction, form or other material was furnished to persons making an oral solicitation or recommendation by or on behalf of Virage Logic in connection with the Employee Communications meeting other than such materials that were previously filed as exhibits to the Schedule TO.

* * * * *

Virage Logic acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in the Amended Schedule TO, the Offer to Exchange and other exhibits to the Amended Schedule TO; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and (3) Virage Logic may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Peggy Kim, Esq.

June 11, 2008

Please call me at (510) 360-8025 to discuss the matters addressed above or other issues relating to the Schedule TO or the Offer to Exchange. Our fax number is (510) 360-8078. Thank you for your attention to this matter.

Very truly yours,

/s/ Christine Russell
Christine Russell
Vice President and Chief Financial Officer
Virage Logic Corporation

cc:	Esmé C. Smith
Jones Day